SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 13)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

(Continued on following pages)

(Page 1 of 19 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 19 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marshall E. Eisenberg, not individually, but solely as trustee of the trusts listed on Appendix A-1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,008,671*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,008,671*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,008,671*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.5%*
14.	Type of Reporting Person OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 19 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 156,562,832 shares of Common Stock outstanding as of October 25, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 6.0% of the total voting power of the Common Stock as of October 25, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 19 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-2.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamian International Business Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,746,453*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,746,453*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,746,453*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 1.1%*
14.	Type of Reporting Person OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 19 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 156,562,832 shares of Common Stock outstanding as of October 25, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 1.5% of the total voting power of the Common Stock as of October 25, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 19 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John A. Miller, not individually, but solely as trustee of the trusts listed on Appendix A-3.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,725,944*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,725,944*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,725,944*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.8%*
14.	Type of Reporting Person OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 7 of 19 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 156,562,832 shares of Common Stock outstanding as of October 25, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 11.7% of the total voting power of the Common Stock as of October 25, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 8 of 19 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Thomas J. Pritzker, individually
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,699*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,699*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,699*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person IN

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 9 of 19 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 156,562,832 shares of Common Stock outstanding as of October 25, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent less than 0.1% of the total voting power of the Common Stock as of October 25, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Thomas J. Pritzker holds 89,778 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 63,704 SARs that are currently exercisable at an exercise price of $41.74 and 35,150 SARs that are currently exercisable at an exercise price of $41.29. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above.

CUSIP No. 448579102	13D	Page 10 of 19 Pages

EXPLANATORY NOTE: This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 13 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 8, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 29, 2011 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons on December 19, 2011 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons on January 4, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons on August 17, 2012 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed by the Reporting Persons on December 4, 2012 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed by the Reporting Persons on December 18, 2012 (“Amendment No. 8”), Amendment No. 9 to the Schedule 13D filed by the Reporting Persons on May 17, 2013 (“Amendment No. 9”), Amendment No. 10 to the Schedule 13D filed by the Reporting Persons on June 6, 2013 (“Amendment No. 10”), Amendment No. 11 to the Schedule 13D filed by the Reporting Persons on June 21, 2013 (“Amendment No. 11”) and Amendment No. 12 to the Schedule 13D filed by the Reporting Persons on September 6, 2013 (“Amendment No. 12”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 22,520,767 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of October 25, 2013, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 20.0% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of October 25, 2013, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 14.4% of the total number of shares of Common Stock outstanding and 19.3% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 11 of 19 Pages

Schedule A attached to this Amendment No. 13 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 13 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person. Certain shares beneficially owned by Marshall E. Eisenberg, as Trustee, are held indirectly by FLP11 HHC, L.L.C., a member-managed Delaware limited liability company formed for the purpose of acquiring shares of the Issuer’s Common Stock. The limited liability company is wholly owned by one of the trusts listed on Appendix A-1 and has no voting or dispositive power with regard to the shares. Certain shares beneficially owned by John A. Miller, as Trustee, are held indirectly by T11M2 HHC, L.L.C., THHC, L.L.C., T11M2 Investors, L.L.C. and T11M5 Investors, L.L.C., each of which are member-managed Delaware limited liability companies formed for the purpose of acquiring shares of the Issuer’s Common Stock. The limited liability companies are wholly owned by one or more of the trusts listed on Appendix A-3 and have no voting or dispositive power with regard to the shares.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 23,019 shares of currently issued Class A Common Stock and 87,415,377 shares of Class A Common Stock issuable upon conversion of 87,415,377 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 77.7% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 55.8% of the total number of shares of Common Stock outstanding and 74.8% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 13 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 13 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of

CUSIP No. 448579102	13D	Page 12 of 19 Pages

Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On November 27, 2013, Marshall E. Eisenberg, as trustee of certain trusts for the benefit of Thomas J. Pritzker and/or certain of his lineal descendants, including the trusts listed on Appendix A-1, John A. Miller, as trustee of certain other trusts for the benefit of Thomas J. Pritzker and/or certain of his lineal descendants, including certain of the trusts listed on Appendix A-3, and T11M2 HHC, L.L.C., T11M2 Investors, L.L.C., T11M5 Investors, L.L.C., FLP11 HHC, L.L.C., and THHC, L.L.C., member-managed Delaware limited liability companies currently wholly owned by one or more of the trusts listed on Appendix A-1 and Appendix A-3, entered into a non-binding term sheet (the “Term Sheet”), pursuant to which the parties will effectuate on December 31, 2013 certain internal restructuring transactions for the purpose of consolidating the shares of Class B Common Stock currently held by trusts and entities owned by trusts, all of which such trusts are for the benefit of Thomas J. Pritzker and his lineal descendants, under THHC, L.L.C., which will ultimately be wholly owned by such trusts or successors thereto.

The summary of the Term Sheet contained in this Item 6 is qualified in its entirety by reference to the Term Sheet, which is filed as Exhibit 18 hereto and incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 18	Term Sheet, dated as of November 27, 2013, by and among each of the signatories thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2013

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the
capacity as trustee of the trusts listed on Appendix A-1.

CIBC Trust Company (Bahamas) Limited, solely as trustee
of the trusts listed on Appendix A-2.

By:	/s/ Schevon Miller
Schevon Miller Authorized Signatory*

By:	/s/ Carlis E. Chisholm
Carlis E. Chisholm
Authorized Signatory*

/s/ John A. Miller
John A. Miller, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-3.

/s/ Thomas J. Pritzker
Thomas J. Pritzker, individually

* A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 13 on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 17 to the Schedule 13D and is incorporated herein by reference.

[Signature Page to Amendment No. 13 to Schedule 13D]

CUSIP No. 448579102	13D	Page 14 of 19 Pages

Appendix A-1

Name of Trusts	Jurisd. of Org.
P.G. Tom Trust M	Illinois
A.N.P. Trust #8M8	Illinois
A.N.P. Trust #12M5	Illinois
LaSalle G.C. Trust #2	Illinois
Moro Trust – ORE #191	N/A
F.L.P. Trust #11	Illinois

CUSIP No. 448579102	13D	Page 15 of 19 Pages

Appendix A-2

Name of Trusts	Jurisd. of Org.
Settlement T-551-1FD	Bahamas
1740 Trust #27FD	Bahamas
Settlement T-2113AFD	Bahamas
Settlement T-551-1	Bahamas
Settlement 1740 Trust #27	Bahamas

CUSIP No. 448579102	13D	Page 16 of 19 Pages

Appendix A-3

Name of Trusts	Jurisd. of Org.
F.L.P. Trust #11M3	Illinois
F.L.P. Trust #11M4	Illinois
A.N.P. Trust #12M4	Illinois
A.N.P. Trust #13A-Tom M3	Illinois
A.N.P. Trust #14M4	Illinois
A.N.P. Trust #14M5	Illinois
A.N.P. Trust #18-Thomas M6	Illinois
A.N.P. Trust #8M7	Illinois
Belleview Trust (OR 37) M2	N/A
Bly Trust (OR 38) M2	N/A
Canyonville Trust (OR 39) M2	N/A
Don G C. Trust #1M4	N/A
ECI QSST Trust #4M3	Illinois
ECI QSST Trust #5M2	Illinois
ECI QSST Trust #6M2	Illinois
F.L.P. Trust #11M2	Illinois
F.L.P. Trust #11M5	Illinois
Galispell Trust (WA 63) M1	Illinois
Heppner Trust (OR 190) M2	N/A
Hoh Trust (WA 143) M1	Illinois
Klickitat Trust (WA 149) M2	Illinois
LaSalle G.G. Trust #2M1	Illinois
LaSalle Trust #13M3	Illinois
LaSalle Trust #42M4	Illinois
LaSalle Trust #44M3	Illinois
Lummi Trust (WA 141) M3	Illinois
Moro Trust (OR 191) M1	N/A
Newman Trust (WA 57) M1	Illinois
Quiliayute Trust (WA 144) M3	Illinois
RA G.C. Trust #1M3	Illinois
Rock Trust (WA 58) M1	Illinois
Roosevelt Trust (WA 59) M1	Illinois
Shannon Trust (WA 60) M1	Illinois
ShoalwaterTrust (WA 142) M3	Illinois
Snow Trust (WA 151) M2	Illinois
Spectacle Trust (WA 62) M1	Illinois
Stevens Trust (WA 61) M1	Illinois
Tillamook Trust (OR 192) M1	N/A
Vale Trust (OR 189) M2	N/A
West Trust (WA 64) M1	Illinois
Willapa Trust (WA 150) M3	Illinois

CUSIP No. 448579102	13D	Page 17 of 19 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1.	-	-	7,008,671	6.2%	4.5%	6.0%
CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2.	-	-	1,746,453	1.6%	1.1%	1.5%
John A. Miller, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-3.	-	-	13,725,944	12.2%	8.8%	11.7%
Thomas J. Pritzker, individually.[6]	-	-	39,699	*	*	*

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,035,369 shares of the Class A Common Stock outstanding as of October 25, 2013, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

Thomas J. Pritzker holds 89,778 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 63,704 SARs that are currently exercisable at an exercise price of $41.74 and 35,150 SARs that are currently exercisable at an exercise price of $41.29. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above.

CUSIP No. 448579102	13D	Page 18 of 19 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustee of the Non-U.S. Situs Trusts[6]	-	-	1,038,877	0.9%	0.7%	0.9%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	-	-	22,520,767	20.0%	14.4%	19.3%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	-	-	1,409,437	1.3%	0.9%	1.2%
Trustees of the James N. Pritzker Family Trusts[9]	8,470	*	2,319,002	2.1%	1.5%	2.0%
Trustees of the Linda Pritzker Family Trusts[10]	-	-	-	-	-	-
Trustees of the Karen L. Pritzker Family Trusts[11]	-	-	8,584,104	7.6%	5.5%	7.3%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,549	*	10,465,797	9.3%	6.7%	9.0%
Trustees of the Daniel F. Pritzker Family Trusts[13]	-	-	10,001,457	8.9%	6.4%	8.6%
Trustees of the Anthony N. Pritzker Family Trusts[14]	-	-	6,186,817	5.5%	4.0%	5.3%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	-	-	18,837,636	16.7%	12.0%	16.1%
Trustees of the Jay Robert Pritzker Family Trusts[16]	-	-	6,051,483	5.4%	3.9%	5.2%
Pritzker Family Group Totals	23,019	*	87,415,377	77.7%	55.8%	74.8%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,035,369 shares of the Class A Common Stock outstanding as of October 25, 2013, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 89,778 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 63,704 SARs that are currently exercisable at an exercise price of $41.74 and 35,150 SARs that are currently exercisable at an exercise price of $41.29. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 19 of 19 Pages

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Exhibit 18

Execution Copy

Term Sheet

Proposed Transactions among Trusts f/b/o Thomas J. Pritzker and his Lineal Descendants

(and entities controlled by such Trusts) with respect to Stock of Hyatt Hotels Corporation

This term sheet (this “Term Sheet”) summarizes the principal terms of certain internal restructuring transactions contemplated among the Parties (as defined below) for the purpose of consolidating the shares of common stock of Hyatt Hotels Corporation (“Hyatt”) currently held by trusts and entities owned by trusts, all of which such trusts are for the benefit of Thomas J. Pritzker and his lineal descendants, under THHC, L.L.C., a Delaware limited liability company to be owned ultimately by those trusts or successors thereto (“THHC”). This Term Sheet does not constitute a binding commitment on the part of any Party, and the proposals herein may be withdrawn at any time; provided, however, the Parties agree that the sections appearing under the heading “Binding Provisions” are binding on all Parties in accordance with their terms. With respect to all non-binding sections in this Term Sheet, a binding commitment will arise only upon the execution and delivery of the applicable definitive documents in respect of the Transactions (as defined below).

PARTIES:

•       Marshall E. Eisenberg, not individually, but solely as trustee of the trusts listed on Schedule A-1 and Schedule E hereto (“MEE”)

•       John A. Miller, not individually, but solely as trustee of the trusts listed on Schedule A-2 and Schedule F hereto (“JAM”)

•       T11M2 HHC, L.L.C., a Delaware limited liability company owned by the trusts listed on Schedule A-3 hereto (“T11M2 HHC”)

•       T11M5 Investors, L.L.C., a Delaware limited liability company owned by the trust listed on Schedule A-4 hereto (“T11M5 HHC”)

•       FLP11 HHC, L.L.C., a Delaware limited liability company owned by the trust listed on Schedule A-5 hereto (“FLP11 HHC”)

•       T11M2 Investors, L.L.C., a Delaware limited liability company owned by the trust listed on Schedule A-6 hereto (“T11M2 HHC”)

•       THHC, owned by the trusts listed on Schedule A-7 hereto

Each of MEE, JAM, T11M2 HHC, T11M5 HHC, FLP11 HHC, T11M2 HHC and THHC is sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

GENERAL DESCRIPTION:

STEP 1: Each of the trusts and entities listed on Schedule B-1 shall contribute all their shares of Class B common stock, par value $0.01 per share, of Hyatt (“Class B Common Stock”) to THHC in exchange for membership interests in THHC.

STEP 2: Following the contribution transactions described in Step 1, the entities owning membership interests in THHC as listed on Schedule B-2 will distribute such membership interests to their respective members.

STEP 3: Following the completion of Step 2, the trust members of THHC listed on Schedule C will be merged with and into other trusts as described on Schedule C and, as a result, the surviving trusts shall be the members of THHC.

Following the completion of Step 3, the members of THHC and their respective membership interests in THHC shall be as set forth on Schedule D. The foregoing steps contemplated by this Term Sheet are collectively referred to herein as the “Transactions”.

TRANSACTION DOCUMENTATION:	The parties intend to execute one or more definitive contribution agreements, stock powers, Assignment & Assumption of Ratios in THHC, merger agreements and Amended and Restated Operating Agreements, as applicable, to effectuate the Transactions.

CLOSING:	The Parties intend to consummate the Transactions on December 31, 2013 (“Closing”).

BINDING PROVISIONS

EXPENSES:	Each Party shall be responsible for its own expenses (including the expenses of its advisors and attorneys) in connection with the Transactions.

GOVERNING LAW:	This Term Sheet will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws principles (whether of the State of Delaware or otherwise) that would result in the application of the laws of any other jurisdiction.

NO THIRD PARTY BENEFICIARY:	The terms and provisions of this Term Sheet are intended solely for the benefit of the Parties and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other person.

AMENDMENTS; WAIVERS:	Any provision of this Term Sheet may be amended or waived only in a writing signed by all the Parties. No waiver by any Party of any term or condition of this Term Sheet, in any one or more instances, will be deemed to be or construed as a waiver of the same or any other term or condition of this Term Sheet on any future occasion.

COUNTERPARTS:	This Term Sheet may be executed in any number of counterparts, any of which may be delivered via facsimile, .pdf or other forms of electronic delivery, each of which will be deemed an original, and all of which together will constitute one and the same instrument.

*        *        *         *        *

[Signature Page Follows]

Dated: November 27, 2013

By:	/s/ John A. Miller
John A. Miller, not individually but solely as trustee of the trusts listed on Schedule A-2 and Schedule F hereto

T11M2 HHC, L.L.C., a Delaware limited liability company

By:	F.L.P. Trust #11M2, a member

	By:	/s/ John A. Miller
John A. Miller, not individually but solely as trustee of the above trust

T11M5 Investors, L.L.C., a Delaware limited liability company

By:	F.L.P. Trust #11M5, a member

	By:	/s/ John A. Miller
John A. Miller, not individually but solely as trustee of the above trust

T11M2 Investors, L.L.C., a Delaware limited liability company

By:	F.L.P. Trust #11M2, a member

	By:	/s/ John A. Miller
John A. Miller, not individually but solely as trustee of the above trust

THHC, L.L.C., a Delaware limited liability company

By:	F.L.P. Trust #11M4, a member

	By:	/s/ John A. Miller
John A. Miller, not individually but solely as trustee of the above trust

Dated: November 27, 2013

By:	/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually but solely as trustee of the trusts listed on Schedule A-1 and Schedule E hereto

FLP11 HHC, L.L.C., a Delaware limited liability company

By:	F.L.P. Trust #11, a member

	By:	/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually but solely as trustee of the above trust

SCHEDULE A-1

A.N.P. Trust #12M5

A.N.P. Trust #8M8

P.G. Tom Trust M

LaSalle G.C. Trust #2

Moro Trust (OR #191)

SCHEDULE A-2

A.N.P. Trust #18-Thomas M6

Belleview Trust (OR 37) M2

Bly Trust (OR 38) M2

Canyonville Trust (OR 39) M2

Don G.C. Trust #1M4

ECI QSST Trust #4M3

ECI QSST Trust #5M2

ECI QSST Trust #6M2

Galispell Trust (WA 63) M1

Heppner Trust (OR 190) M2

Klickitat Trust (WA 149) M2

LaSalle G.C. Trust #2M1

LaSalle Trust #13M3

LaSalle Trust #42M4

LaSalle Trust #44M3

Lummi Trust (WA 141) M3

Moro Trust (OR 191) M1

Newman Trust (WA 57) M1

Quillayute Trust (WA 144) M3

R.A. G.C. Trust #1M3

Rock Trust (WA 58) M1

Roosevelt Trust (WA 59) M1

Shannon Trust (WA 60) M1

Shoalwater Trust (WA 142) M3

Snow Trust (WA 151) M2

Spectacle Trust (WA 62) M1

Stevens Trust (WA 61) M1

Tillamook Trust (OR 192) M1

Vale Trust (OR 189) M2

West Trust (WA 64) M1

Willapa Trust (WA 150) M3

SCHEDULE A-3

F.L.P. Trust #11M2

F.L.P. Trust #11M5

SCHEDULE A-4

F.L.P. Trust #11M5

SCHEDULE A-5

F.L.P. Trust #11

SCHEDULE A-6

F.L.P. Trust #11M2

SCHEDULE A-7

A.N.P. Trust #8M7

A.N.P. Trust #12M4

A.N.P. Trust #13A-Tom M3

A.N.P. Trust #14M4

A.N.P. Trust #14M5

F.L.P. Trust #11M3

F.L.P. Trust #11M4

SCHEDULE B-1

Name of Trust/Entity Contributing Shares of Class B Common Stock to THHC, L.L.C.	Number of Shares of Class B Common Stock Being Contributed to THHC, L.L.C.	% of Common Stock of Hyatt Owned*	% of Total Voting Power*
A.N.P. Trust #12M5	672,803	0.43%	0.58%
A.N.P. Trust #8M8	835,170	0.53%	0.71%
P.G. Tom Trust M	4,609,683	2.94%	3.94%
LaSalle G.C. Trust #2	93,478	0.06%	0.08%
Moro Trust (OR #191)	1,664	0.00%	0.00%
A.N.P. Trust #18-Thomas M6	230,634	0.15%	0.20%
Belleview Trust (OR 37) M2	446	0.00%	0.00%
Bly Trust (OR 38) M2	446	0.00%	0.00%
Canyonville Trust (OR 39) M2	446	0.00%	0.00%
Don G.C. Trust #1M4	250,096	0.16%	0.21%
ECI QSST Trust #4M3	8,441	0.01%	0.01%
ECI QSST Trust #5M2	14,768	0.01%	0.01%
ECI QSST Trust #6M2	14,768	0.01%	0.01%
Galispell Trust (WA 63) M1	1,557	0.00%	0.00%
Heppner Trust (OR 190) M2	8,131	0.01%	0.01%
Klickitat Trust (WA 149) M2	9,219	0.01%	0.01%
LaSalle G.C. Trust #2M1	85,146	0.05%	0.07%
LaSalle Trust #13M3	285	0.00%	0.00%
LaSalle Trust #42M4	285	0.00%	0.00%
LaSalle Trust #44M3	285	0.00%	0.00%
Lummi Trust (WA 141) M3	10,776	0.01%	0.01%
Moro Trust (OR 191) M1	5,817	0.00%	0.00%
Newman Trust (WA 57) M1	1,557	0.00%	0.00%
Quillayute Trust (WA 144) M3	10,776	0.01%	0.01%
R.A. G.C. Trust #1M3	90,211	0.06%	0.08%
Rock Trust (WA 58) M1	1,557	0.00%	0.00%
Roosevelt Trust (WA 59) M1	1,557	0.00%	0.00%
Shannon Trust (WA 60) M1	1,557	0.00%	0.00%
Shoalwater Trust (WA 142) M3	10,531	0.01%	0.01%
Snow Trust (WA 151) M2	9,219	0.01%	0.01%
Spectacle Trust (WA 62) M1	1,557	0.00%	0.00%
Stevens Trust (WA 61) M1	1,557	0.00%	0.00%
Tillamook Trust (OR 192) M1	9,805	0.01%	0.01%
Vale Trust (OR 189) M2	8,132	0.01%	0.01%
West Trust (WA 64) M1	1,557	0.00%	0.00%
Willapa Trust (WA 150) M3	9,219	0.01%	0.01%

T11M2 HHC, L.L.C.	6,989,003	4.46%	5.98%
T11M5 Investors, L.L.C.	930,946	0.59%	0.80%
FLP11 HHC, L.L.C.	795,873	0.51%	0.68%
T11M2 Investors, L.L.C.	1,000,000	0.64%	0.86%

*	Percentages based on shares of common stock of Hyatt outstanding as of October 25, 2013 as reported by Hyatt in its Quarterly Report on Form 10-Q for the three months ended September 30, 2013.

SCHEDULE B-2

Name of Entity	Name of Recipient Member Trust	% Ratios in THHC, L.L.C. To Be Distributed to Member Trusts
T11M2 HHC, L.L.C.	F.L.P. Trust #11M2	6,234,890 / 20,723,351
	F.L.P. Trust #11M5	754,113 / 20,723,351
T11M5 Investors, L.L.C.	F.L.P. Trust #11M5	930,946 / 20,723,351
FLP11 HHC, L.L.C.	F.L.P. Trust #11	795,873 / 20,723,351
T11M2 Investors, L.L.C.	F.L.P. Trust #11M2	1,000,000 / 20,723,351

SCHEDULE C

TRUST MERGERS

1.	A.N.P. Trust #12M4 and A.N.P. Trust #12M5 will merge with and into A.N.P. Trust #12 with A.N.P. Trust #12 being the surviving trust in the merger.

2.	A.N.P. Trust #13A-Tom M3 will merge with and into A.N.P. Trust #13A-Tom with A.N.P. Trust #13A-Tom being the surviving trust in the merger.

3.	A.N.P. Trust #14M4 and A.N.P. Trust #14M5 will merge with and into A.N.P. Trust #14 with A.N.P. Trust #14 being the surviving trust in the merger.

4.	A.N.P. Trust #8M7 and A.N.P. Trust #8M8 will merge with and into A.N.P. Trust #8 with A.N.P. Trust #8 being the surviving trust in the merger.

5.	F.L.P. Trust #11M2, F.L.P. Trust #11M3, and F.L.P. Trust #11M4 will merge with and into F.L.P. Trust #11 with F.L.P. Trust #11 being the surviving trust in the merger.

6.	LaSalle G.C. Trust #2M1 will merge with and into LaSalle G.C. Trust #2 with LaSalle G.C. Trust #2 being the surviving trust in the merger.

7.	Moro Trust (OR 191) M1 will merge with and into Moro Trust (OR 191) with Moro Trust (OR 191) being the surviving trust in the merger.

8.	A.N.P. Trust #18-THOMAS M6 will merge with and into A.N.P. Trust #18-THOMAS with A.N.P. Trust #18-THOMAS being the surviving trust in the merger.

9.	Belleview Trust (OR 37) M2 will merge with and into Belleview Trust (OR 37) with Belleview Trust (OR 37) being the surviving trust in the merger.

10.	Bly Trust (OR 38) M2 will merge with and into Bly Trust (OR 38) with Bly Trust (OR 38) being the surviving trust in the merger.

11.	Canyonville Trust (OR 39) M2 will merge with and into Canyonville Trust (OR 39) with Canyonville Trust (OR 39) being the surviving trust in the merger.

12.	Don G.C. Trust #1M4 will merge with and into Don G.C. Trust #1 with Don G.C. Trust #1 being the surviving trust in the merger.

13.	ECI QSST Trust #4M3 will merge with and into ECI QSST Trust #4 with ECI QSST Trust #4 being the surviving trust in the merger.

14.	ECI QSST Trust #5M2 will merge with and into ECI QSST Trust #5 with ECI QSST Trust #5 being the surviving trust in the merger.

15.	ECI QSST Trust #6M2 will merge with and into ECI QSST Trust #6 with ECI QSST Trust #6 being the surviving trust in the merger.

16.	Galispell Trust (WA 63) M1 will merge with and into Galispell Trust (WA 63) with Galispell Trust (WA 63) being the surviving trust in the merger.

17.	Heppner Trust (OR 190) M2 will merge with and into Heppner Trust (OR 190) with Heppner Trust (OR 190) being the surviving trust in the merger.

18.	Klickitat Trust (WA 149) M2 will merge with and into Klickitat Trust (WA 149) with Klickitat Trust (WA 149) being the surviving trust in the merger.

19.	LaSalle Trust #13M3 will merge with and into LaSalle Trust #13 with LaSalle Trust #13 being the surviving trust in the merger.

20.	LaSalle Trust #42M4 will merge with and into LaSalle Trust #42 with LaSalle Trust #42 being the surviving trust in the merger.

21.	LaSalle Trust #44M3 will merge with and into LaSalle Trust #44 with LaSalle Trust #44 being the surviving trust in the merger.

22.	Lummi Trust (WA 141) M3 will merge with and into Lummi Trust (WA 141) with Lummi Trust (WA 141) being the surviving trust in the merger.

23.	Newman Trust (WA 57) M1 will merge with and into Newman Trust (WA 57) with Newman Trust (WA 57) being the surviving trust in the merger.

24.	Quillayute Trust (WA 144) M3 will merge with and into Quillayute Trust (WA 144) with Quillayute Trust (WA 144) being the surviving trust in the merger.

25.	R.A. G.C. Trust #1M3 will merge with and into R.A. G.C. Trust #1 with R.A. G.C. Trust #1 being the surviving trust in the merger.

26.	Rock Trust (WA 58) M1 will merge with and into Rock Trust (WA 58) with Rock Trust (WA 58) being the surviving trust in the merger.

27.	Roosevelt Trust (WA 59) M1 will merge with and into Roosevelt Trust (WA 59) with Roosevelt Trust (WA 59) being the surviving trust in the merger.

28.	Shannon Trust (WA 60) M1 will merge with and into Shannon Trust (WA 60) with Shannon Trust (WA 60) being the surviving trust in the merger.

29.	Shoalwater Trust (WA 142) M3 will merge with and into Shoalwater Trust (WA 142) with Shoalwater Trust (WA 142) being the surviving trust in the merger.

30.	Snow Trust (WA 151) M2 will merge with and into Snow Trust (WA 151) with Snow Trust (WA 151) being the surviving trust in the merger.

31.	Spectacle Trust (WA 62) M1 will merge with and into Spectacle Trust (WA 62) with Spectacle Trust (WA 62) being the surviving trust in the merger.

32.	Stevens Trust (WA 61) M1 will merge with and into Stevens Trust (WA 61) with Stevens Trust (WA 61) being the surviving trust in the merger.

33.	Tillamook Trust (OR 192) M1 will merge with and into Tillamook Trust (OR 192) with Tillamook Trust (OR 192) being the surviving trust in the merger.

34.	Vale Trust (OR 189) M2 will merge with and into Vale Trust (OR 189) with Vale Trust (OR 189) being the surviving trust in the merger.

35.	West Trust (WA 64) M1 will merge with and into West Trust (WA 64) with West Trust (WA 64) being the surviving trust in the merger.

36.	Willapa Trust (WA 150) M3 will merge with and into Willapa Trust (WA 150) with Willapa Trust (WA 150) being the surviving trust in the merger.

SCHEDULE D

POST-TRANSACTIONS OWNERSHIP OF THHC, L.L.C.

Member	% Ratio
F.L.P. Trust #11	10,868,885 / 20,723,351
A.N.P. TRUST #12	883,034 / 20,723,351
A.N.P. TRUST #13A-Tom	131,395 / 20,723,351
A.N.P. TRUST #14	630,693 / 20,723,351
A.N.P. TRUST #18-THOMAS	230,634 / 20,723,351
A.N.P. TRUST #8	1,019,122 / 20,723,351
BELLEVIEW TRUST (OR 37)	446 / 20,723,351
BLY TRUST (OR 38)	446 / 20,723,351
CANYONVILLE TRUST (OR 39)	446 / 20,723,351
DON G.C. TRUST #1	250,096 / 20,723,351
ECI QSST TRUST #4	8,441 / 20,723,351
ECI QSST TRUST #5	14,768 / 20,723,351
ECI QSST TRUST #6	14,768 / 20,723,351
F.L.P. TRUST #11M5	1,685,059 / 20,723,351
GALISPELL TRUST (WA 63)	1,557 / 20,723,351
HEPPNER TRUST (OR 190)	8,131 / 20,723,351
KLICKITAT TRUST (WA 149)	9,219 / 20,723,351
LASALLE G.C. TRUST #2	178,624 / 20,723,351
LASALLE TRUST #13	285 / 20,723,351
LASALLE TRUST #42	285 / 20,723,351
LASALLE TRUST #44	285 / 20,723,351
LUMMI TRUST (WA 141)	10,776 / 20,723,351
MORO TRUST (OR 191)	7,481 / 20,723,351
NEWMAN TRUST (WA 57)	1,557 / 20,723,351
P.G. TOM TRUST M	4,609,683 / 20,723,351
QUILLAYUTE TRUST (WA 144)	10,776 / 20,723,351
R.A. G.C. TRUST #1	90,211 / 20,723,351
ROCK TRUST (WA 58)	1,557 / 20,723,351
ROOSEVELT TRUST (WA 59)	1,557 / 20,723,351
SHANNON TRUST (WA 60)	1,557 / 20,723,351
SHOALWATER TRUST (WA 142)	10,531 / 20,723,351
SNOW TRUST (WA 151)	9,219 / 20,723,351
SPECTACLE TRUST (WA 62)	1,557 / 20,723,351

STEVENS TRUST (WA 61)	1,557 / 20,723,351
TILLAMOOK TRUST (OR 192)	9,805 / 20,723,351
VALE TRUST (OR 189)	8,132 / 20,723,351
WEST TRUST (WA 64)	1,557 / 20,723,351
WILLAPA TRUST (WA 150)	9,219 / 20,723,351

SCHEDULE E

F.L.P. Trust #11

A.N.P. Trust #12

A.N.P. Trust #13A-Tom

A.N.P. Trust #14

A.N.P. Trust #18-Thomas

A.N.P. Trust #8

Belleview Trust (OR 37)

Bly Trust (OR 38)

Canyonville Trust (OR 39)

Don G.C. Trust #1

ECI QSST Trust #4

ECI QSST Trust #5

ECI QSST Trust #6

Galispell Trust (WA 63)

Heppner Trust (OR 190)

Klickitat Trust (WA 149)

LaSalle Trust #13

LaSalle Trust #42

LaSalle Trust #44

Lummi Trust (WA 141)

Newman Trust (WA 57)

P.G. Tom Trust M

Quillayute Trust (WA 144)

R.A. G.C. Trust #1

Rock Trust (WA 58)

Roosevelt Trust (WA 59)

Shannon Trust (WA 60)

Shoalwater Trust (WA 142)

Snow Trust (WA 151)

Spectacle Trust (WA 62)

Stevens Trust (WA 61)

Tillamook Trust (OR 192)

Vale Trust (OR 189)

West Trust (WA 64)

Willapa Trust (WA 150)

SCHEDULE F

F.L.P. Trust #11M5